

Mail Stop 3561

June 4, 2010

<u>Via U.S. Mail</u>

Mr. Robert A. Whitman, Chief Executive Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

> **Re:** **Franklin Covey Co.**
> **Form 10-K for the fiscal year ended August 31, 2009**
> **Filed November 16, 2009**
> **File No. 001-11107**

Dear Mr. Whitman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief